MDU RESOURCES GROUP, INC.
       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
    AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                 Twelve Months         Year
                                     Ended             Ended
                                 June 30, 2000   December 31, 1999
                                    (In thousands of dollars)


Earnings Available for
  Fixed Charges:

Net Income per Consolidated
  Statements of Income             $ 88,053           $ 84,080

Income Taxes                         52,633             49,310
                                    140,686            133,390

Rents (a)                             2,862              2,018

Interest (b)                         40,194             36,539

Total Earnings Available
  for Fixed Charges                $183,742           $171,947

Preferred Dividend Requirements    $    769           $    772

Ratio of Income Before Income
  Taxes to Net Income                  160%               159%

Preferred Dividend Factor on
  Pretax Basis                        1,230              1,227

Fixed Charges (c)                    43,056             38,557

Combined Fixed Charges and
  Preferred Stock Dividends        $ 44,286           $ 39,784

Ratio of Earnings to Fixed
  Charges                              4.3x               4.5x

Ratio of Earnings to
  Combined Fixed Charges
  and Preferred Stock Dividends        4.1x               4.3x

(a) Represents portion (33 1/3%) of rents which is estimated to approximately constitute the return to the lessors on their investment in leased premises.

(b) Represents interest and amortization of debt discount and expense on all indebtedness and excludes amortization of gains or losses on reacquired debt which, under the Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income.

(c)  Represents rents and interest, both as defined above.